

Mail Stop 3720

September 6, 2007

Harry T. Wilkins
Executive Vice President and Chief Financial Officer
American Public Education, Inc.
111 W. Congress Street
Charles Town, WV 25414

> **Re: American Public Education, Inc.**
> **Form S-1**
> **Filed August 7, 2007**
> **File No. 333-145185**

Dear Mr. Wilkins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note a significant number of blank spaces throughout your registration statement for material information that you are not entitled to omit under Rule 430A, such as the anticipated price range, your unaudited pro forma financial information, the number of shares beneficially owned by the principal and selling stockholders after the offering, and the executive compensation tables. Please note that we will need additional time to review this information when it is included in an amendment and may have additional comments once you have provided this disclosure.

2.   We also encourage you to file all exhibits with the next amendment to your Form S-1, including, but not limited to, the legality opinion and the underwriting agreement. We may have additional comments upon review of those documents. Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment submitted in connection with the filing of your exhibits.

3.   We note the extensive use of third-party statements, data, and statistics throughout the prospectus. With respect to statements attributed to such parties, please supplementally provide us with support for such statements. Please set forth the dates of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether you commissioned any of the referenced sources.

Prospectus Summary, page 1

4.   Please revise to decrease the length of your summary to provide a concise and balanced description of the most material aspects of you and your offering. Much of the disclosure you currently include is too detailed for the summary and is more appropriate for discussion in the Business section. For example, please significantly reduce the detailed discussions of your market, competitive strengths and growth strategies. These subsections repeat disclosure within the prospectus summary and are more appropriate for disclosure in the Business section.

5.   We note your statement that you are "a leading provider of exclusively online postsecondary education directed at the needs of the military and public service communities. Please revise this statement to disclose that it is your belief and the basis for your belief. In this regard, indicate the measure by which you determined that you are a leading provider, be it based on revenues, market share, or some other standard.

6.   We note your references in the second paragraph to your revenues from fiscal years 2002 to 2006 and for the first quarter of 2007. To provide balance, also disclose your net income (loss) for the same periods.

7.   Please clarify that you are provisionally certified to participate in Title IV programs through June 30, 2008. Briefly explain what this means and how provisional certification may impact your operations.

The Offering, page 5

8.   Please disclose the amount by which the special distribution will exceed the amount of net proceeds that the company will receive from the offering. Disclose how the company intends to pay this excess amount.

9.   We note your statement that the special distribution "permits a return of capital to all of our existing stockholders, and does so without significantly decreasing our capital resources or requiring these stockholders to sell their shares." Please disclose when the funds affiliated with ABS Capital Partners and Camden Partners acquired their shares, the amount they paid for the shares and the amount that they will be paid in the special distribution. Provide similar disclosure with respect to your officers and directors. Provide corresponding changes to your disclosure under "Special Distribution" on page 27 and "Certain Relationships and Related Party Transactions—Special Distribution" on page 108.

10.   Please expand your tables on pages 6, 28 and 110 to quantify the benefits to your officers and directors that will result from the proportionate adjustment to their stock options. Also disclose in the table the number of stock options and restricted stock that will be granted to your officers and directors in connection with the initial public offering and quantify the value of these securities.

Risk Factors, page 11

11.   Please significantly revise your risk factor subheadings and discussions to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. We note that the vast majority of your subheadings are simply statements about the company or possibility of future events. See, for example, "We may be unable to continue our recent revenue growth" and "Our growth may place a strain on our resources." Please revise your subheadings and discussions so that they adequately describe the specific risk resulting from the stated fact.

We depend on articulation agreements…, page 15

12.   We note the disclosure with respect to the role of articulation agreements in your business model. Please disclose in all relevant locations the extent to which one may transfer credits from another institution in satisfaction of your degree requirements and the percentage of degrees awarded pursuant to such arrangements.

Special Distribution, page 27

13.   Please disclose the manner by which the amount of special distribution will be
        determined for each stockholder.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 36

14.   We note your discussion on pages 3 and 57 of your operating margins, student
        acquisition costs and variable costs associated with your adjunct faculty. Please
        discuss these aspects of your financial condition and results of operations and any
        known trends in these factors.

15.   Please discuss in more detail the impact of and known trends and uncertainties
        associated with becoming eligible for federal student aid programs under Title IV.
        For example, discuss and quantify the number of students receiving funding under
        Title IV programs and the costs associated with administering the programs and
        complying with the regulations associated with the programs.

Management's Discussion and Analysis, page 36
Stock-Based Compensation, page 38

16.   We note that you refer to the name of the expert that provided independent
        valuations on page 39. Please revise to include the consent of the expert in the
        Form S-1.

17.   Tell us how you determined the fair value of your common stock at each of the
        stock option grant dates in 2006 and for any options granted in 2007 through the
        date of your response letter.   Describe in detail the valuation methodology and
        significant assumptions that you used in estimating the fair value.   In order to
        help us evaluate your estimates, please provide a schedule showing for each
        option, or group of similar options:

        ° the grant date
        ° the grantee,
        ° vesting terms,
        ° exercise price,
        ° estimated fair value of the option
        ° estimated fair value of the underlying common stock
        ° the total amount of compensation cost and
        ° the amount recognized as expense

We may have additional comments when you disclose the anticipated offering price.

18.   Expand the disclosure of stock-based compensation to include a discussion of the specific methodology you used to estimate the fair value of your common stock during 2006 and the subsequent interim periods in 2007. Discuss the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized and provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change.

19.   Further disclose in MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Write-off of software development project, page 46

20.   Please expand the discussion of the expense to explain the nature of the project and clarify whether the costs related to the operations of Rockwell.

Stock-based compensation, page 46

21.   Please expand the discussion to describe the reason for recognizing $1.2 million of expense in connection with the purchase of shares by a former major stockholder. Tell us how you determined the amount of the expense and how the per share purchase price compared to other purchases of shares by unrelated third parties at the same time, if any such purchases occurred.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 47

22.   Refer to your discussion of the increase in revenues from 2004 to 2005. Please expand the discussion to describe the reasons for the 22% increase from period to period if course registrations only increased 15% and tuition did not increase. Describe other sources of revenue, if applicable.

Business, page 53
Accreditation, page 60

23.   We note the disclosure that you received regional accreditation in May 2006.
       Please discuss the reasons why accreditation was not obtained until such date
       when it appears that you began to offer courses in 1993.

Competition, page 69

24.   We note your disclosure that "fewer than 100 institutions receive nearly 80% of
       the military's tuition assistance dollars. If know, please disclose the percentages
       of the military's tuition assistance dollars received by you and the other primary
       institutions you list.

Regulation of Our Business, page 71
Accreditation, page 72

25.   Please expand your discussion of accreditation to discuss the significance of
       regional accreditation versus national accreditation.

Regulatory Actions and Restrictions on Operations, page 80

26.   Under "Change in Ownership Resulting in a Change of Control" beginning on
       page 81, please discuss and quantify how your initial public offering will change
       your ownership and control.

Management, page 83
Directors and Executive Officers, page 83
Board Committees, page 85

27.   Please identify each director that is independent under the independence standards
       applicable to the registrant under Item 407(a)(1) of Regulation S-K. In addition,
       please clarify whether there are independence requirements under the listing
       standards of The NASDAQ National Stock Market for the compensation
       committee and nominating and corporate governance committee.

Compensation Discussion and Analysis, page 86
Philosophy and Objectives of our Compensation Programs, page 86

28.   We note your disclosure on pages 87 and 88 that you have designed your
       compensation programs to provide compensation that is competitive within the
       for-profit education industry and the broader market for executive talent.

Please identify the specific elements benchmarked, including whether you benchmarked total compensation. So that investors may understand the kind of benchmarking information you used in determining annual executive compensation, identify those which were considered after your compensation committee reviewed published survey data and used their experience and judgment in evaluating what was required in the marketplace. Identify any companies and industries used for benchmarking. See Regulation S-K Item 402(b)(2)(xiv).

Annual Incentive Cash Compensation, page 88

29.   Please revise your disclosure to specifically discuss the compensation awarded to, earned by, or paid to your named executive officers. Address how the results for each incentive cash compensation element support the compensation awarded to each executive officer.

30.   Please discuss why Mr. Boston's incentive pay target is set at 60% of his base salary when all other named executive officers' incentive pay targets are set at 50% of their base salary.

31.   When discussing each element of your named executive officers' compensation, please provide a more detailed analysis of how the company determined the amount of each element to pay to the named executive officers in 2006. See Regulation S-K Item 402(b)(1)(v). For example, clarify how you calculated the annual bonus that was paid to each of your named executive officers in 2006, based on the factors discussed in your summary of the annual incentive cash compensation. You should revise your compensation discussion and analysis to not only explain the elements of executive officer compensation, but to also analyze how those elements are calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Furthermore, for all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the performance results for each element support the compensation.

32.   Please revise to quantify the specific SSQ goals, financial performance goals and MBO goals and targets used as factors in determining annual incentive cash compensation and equity incentives. Disclose the objective targets and minimum threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you believe disclosure of the targets would result in competitive harm such that the targets may be omitted

under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b) of Regulation S-K. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Equity Awards, page 90

33.   Please quantify the stock options awards that you reference in the first paragraph of this subsection.

34.   Specifically address the amount of stock options and restricted stock granted to your executive officers in connection with your initial public offering. Explain how the amount and value of these equity awards granted to each executive officer was determined.

35.   Please explain your statement that "it is desirable to provide a relatively larger (rather than annual) grant to the chief executive officer and chief financial officer…" It is unclear what larger grant you are referencing and the extent to which your chief executive officer and chief financial officer will receive equity awards in the future.

36.   Please discuss the 2007 omnibus incentive plan that will be approved prior to your initial public offering. Please explain the purpose of this plan and how it fits into your overall compensation philosophy and objectives. Specifically address the reasons for the new forms of awards under the plan that were not part of your 2002 stock incentive plan.

37.   We note that, under the terms of your equity incentive arrangements, the special distribution will cause an adjustment to your stock options. Please identify what equity incentive arrangements contain these terms and to what stock options they apply. Describe the specific terms that will cause the adjustment. Explain the

purpose of this feature and how it fits into your overall compensation philosophy and objectives

38.   Refer to your discussion of Equity Grant Practices on page 91. Please expand the discussion of compensation to integrate your re-evaluation of stock incentive awards discussed on pages 38-41.

Beneficial Ownership of Common Stock, page 107

39.   We note your disclosure that, in calculating beneficial ownership, you are assuming the conversion of the Class A common stock into common stock and that you will issue a particular amount of shares in the offering. In your response letter, tell us where you intend to reflect in the beneficial ownership table the shares underlying options that will be adjusted for the special distribution and the issuance of options and restricted shares at the time of the pricing of the offering.

Certain Relationships and Related Party Transactions, page 108
Class A Common Stock Offering, Stock Repurchase and Common Stock Issuance, page 110

40.   Please disclose why you repurchased Mr. Etter's common stock holdings. Disclose the number of securities repurchased and the purchase price. Disclose, if true, that the sale of Class A common stock to the ABS Entities and the Camden Entities and the repurchase of Mr. Etter's common stock holdings constituted a change in control of the company.

Financial Statements
Consolidated Statements of Operations, page F-4

41.   Refer to the line item, "Stock-based compensation." Please revise to disclose the amount of the equity-related charge being excluded from each related operating expenses line item.

42.   We note on pages 5, 27 and 29 that you will be paying a special distribution to owners out of the proceeds of the IPO. Please revise to present pro forma per share data for the latest year and interim period giving effect to the number of shares whose proceeds would be necessary to pay the distribution, to the extent that the special distribution exceeds current year earnings, in addition to historical earnings per share. See Staff Accounting Bulletin Topic 1:B(3) for guidance.

43.   Please also provide a pro forma balance sheet reflecting the special distribution accrual (but not giving effect to the proceeds of the offering) along side the historical balance sheet. See Staff Accounting Bulletin Topic 1:B(3) for guidance.

Note 1. Nature of Business and Significant Accounting Policies, page F-7

44.   Please clarify the disclosure regarding your principles of consolidation to indicate whether your subsidiaries are wholly-owned and if not, clarify the basis for consolidating the subsidiaries.

45.   Refer to your accounting policy for revenue recognition on pages F-8 and F-9. We note on page 64 that you charge a one-time fee for transfer credit evaluation and that your fee does not increase as more credits are transferred. Tell us how you recognize revenue from these transfer credit evaluations, including the timing of the recognition of revenue.

46.   Tell us the basis for recognizing accounts receivable and deferred revenue at the time of the course registration and prior to the beginning of the course or when you secure the payment option. Tell us the reason that you believe that recognition of deferred revenue is appropriate, rather than a liability to the student, prior to the beginning of the course.

47.   We note on page 65 that you offer a Program Hold for students on deployments. Please disclose how the Program Hold impacts the timing and amount of revenue recognition, if the Program Hold occurs in the middle of a course. Also, clarify how your obligations to refund tuition under the various Title IV and DoD programs impacts the timing and amount of your revenue recognition.

48.   We note on pages 64 and 68 that you provide your eligible undergraduate students with grants to cover the costs of their required textbooks. Please confirm to us that you do not allocate revenue to the textbooks provided to student free of charge.

49.   We note on page 37 that you receive book purchase rebates from book vendors and that these rebates are recorded as other fees.   Tell us the basis for your accounting treatment, using the guidance in EITF 02-16 in your response.

50.   Refer to page F-11. Please expand Note 1 to include a description of your accounting policy for the capitalization of program development costs.

Note 10 – Stock Purchase Agreement, page F-18

51.   Please tell us whether the change in conversion rate from 1.0 shares of Class A common stock for each share of Preferred stock to 2.06 shares of Class A common stock for each share of Preferred stock was due to a stock split that impacted all classes of equity equally.   If not, tell us the reason that you did not recognize a stock dividend to the Preferred stockholders.

Exhibits

52.   In your response letter, please tell us what consideration you have given to filing your license agreement with Ucompass.com, Inc. and your administration agreement with Global Financial Aid Services, Inc. as material contracts under Item 601(b)(10) of Regulation S-K.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Michael J. Silver, Esq.
        Hogan & Hartson L.L.P.
        Via Facsimile: (410) 539.6981